CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered Debt Securities	Maximum Aggregate Offering Price $45,049,000	Amount of Registration Fee(1) $1,383.01

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
Pricing Supplement No. 193L, dated November 21, 2007 (To Prospectus dated October 16, 2007 and Prospectus Supplement dated November 1, 2007)	Rule 424(b)2 File No. 333-146731 CUSIP No. 46623E HT9

JPMORGAN CHASE & CO.
[X] Senior Medium-Term Notes, Series F [ ] Subordinated Medium Term Notes, Series A

Principal Amount: Issue Price: Commission or Discount: Proceeds to Company:	$45,049,000 100% $ 450,490 $44,598,510
Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES INC.	$45,049,000
TOTAL	$45,049,000

Agents' Capacity: if as principal	[ ] As agent	[X] As principal
[ ]	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale. SEE BELOW
[ X ]	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).
Original Issue Date:	November 30, 2007
Stated Maturity:	November 15, 2047

Form:  [X]   Book-entry   [_]  Certificated

Currency:  U.S. Dollars
[  ]  Fixed Rate Note:

[X] Floating Rate Note:
CD [ ] Treasury Rate [ ]	Commercial Paper Rate [ ] Prime Rate [ ]	Reuters LIBOR01 [ X ]

Interest Payment Dates:   Quarterly on the 15th or next good business day of February, May, August and November, via modified following business day convention, commencing February 15, 2008.

Interest Reset Dates:    Quarterly on the 15th or next good business day of February, May, August and November, via modified following business day convention, commencing February 15, 2008.

Interest Determination Dates: Second business day prior to each Interest Reset Date

Day Count: Actual/360

Index Maturity:  3-month LIBOR

Spread (+/-):   -5 BPS

Multiplier:   Not Applicable

Maximum Interest Rate:    Not Applicable     Minimum Interest Rate:   Not Applicable

Optional Redemption:   Yes [X]   No [ ]

We may redeem the Notes at any time at our option, in whole or in part, beginning November 15, 2037, in denominations of $1,000 or any multiple thereof. For any period below, Notes will be redeemed at a price equal to the percentage of the principal amount of the redeemed Notes as specified opposite such period, plus any accrued interest then payable with respect to such redeemed Notes to but excluding the date fixed for redemption.

Period:	Redemption Price:
Beginning November 15, 2037 and prior to November 15, 2038	105.00%
Beginning November 15, 2038 and prior to November 15, 2039	104.50%
Beginning November 15, 2039 and prior to November 15, 2040	104.00%
Beginning November 15, 2040 and prior to November 15, 2041	103.50%
Beginning November 15, 2041 and prior to November 15, 2042	103.00%
Beginning November 15, 2042 and prior to November 15, 2043	102.50%
Beginning November 15, 2043 and prior to November 15, 2044	102.00%
Beginning November 15, 2044 and prior to November 15, 2045	101.50%
Beginning November 15, 2045 and prior to November 15, 2046	101.00%
Beginning November 15, 2046 and prior to November 15, 2047	100.50%
Maturity on November 15, 2047	100.00%

Repayment at Option of the Holder: Beginning on November 15, 2017, holders of the Notes may elect to have us repay their Notes, in whole or in part, on any Interest Payment Date, beginning on November 15, 2017, through Maturity as provided in the table below. The amount to be so repaid (which amount shall constitute payment in full) shall equal a repayment price equal to the percentage of the principal amount of the Note set forth opposite such repayment date below, plus accrued interest then payable with respect to the Notes to be repaid to but excluding the applicable repayment date.

Repayment Dates:	Repayment Price:
November 15, 2017, February 15, 2018, May 15, 2018 and August 15, 2018	99.00%
November 15, 2018 and thereafter on any interest payment date	100.00%

For us to repay a Note at the election of a holder, the paying agent must receive at least 30 days but not more than 60 days prior to the repayment date a telegram, telex, facsimile transmission or a letter from the holder of the Note (if in book-entry form) or a member of a national securities exchange, or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States setting forth the name of the holder of the Note, the principal amount of the Note, the principal amount of the Note to be repaid, a description of the tenor and terms of the Note, a statement that the option to elect repayment is being exercised and a guarantee that the Note to be repaid, will be received by the paying agent not later than the fifth business day after the date of the telegram, telex, facsimile transmission or letter. However, the telegram, telex, facsimile transmission or letter will only be effective if that Note and form duly completed are received by the paying agent by the fifth business day after the date of that telegram, telex, facsimile transmission or letter. Exercise of the repayment option by the holder of a Note will be irrevocable. The holder may exercise the repayment option for less than the entire principal amount of the Note but, in that event, the principal amount of the Note remaining outstanding after repayment must be an authorized denomination. Because the Notes are in global form, the depositary or the depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment. See "Optional Redemption, Repayment and Repurchase" in the prospectus supplement, dated November 1, 2007, to which this pricing supplement relates.

Settlement Period: The terms agreement provides that the closing will occur on November 21, 2007, which will be more than three U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In addition to the tax considerations provided below, you should also read the tax considerations described under "Certain United States Federal Income Tax Consequences" in the Prospectus Supplement dated November 1, 2007, beginning on page S-16.

Prospective investors seeking to treat the notes as "qualified replacement property" for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the "passive income test"). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more corporations, all such corporations are treated as one corporation (the "affiliated group") when computing the amount of passive investment income under Section 1042.

JPMorgan Chase, as the issuer of the notes, believes that it is a domestic operating corporation and that less than 25 percent of its affiliated group's gross receipts is passive investment income for the taxable year ending December 31, 2006. In making this determination, JPMorgan Chase has made certain assumptions and used procedures which it believes are reasonable. JPMorgan Chase cannot give any assurances as to whether it will continue to be a domestic operating corporation that meets the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with JPMorgan Chase's determination of its status as a domestic operating corporation or the manner in which JPMorgan Chase has calculated the affiliated group's gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

CERTAIN ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the U.S. Employee Retirement Income Security Act of 1974 ("ERISA") applies (a "plan"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term "holder" in this section, we are referring to a beneficial owner of the notes and not the record holder.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as plans to which Section 4975 of the Code applies (also "plans"), such as individual retirement accounts and Keogh plans, from engaging in specified transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (collectively, "parties in interest") with respect to such plan. A violation of those "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Therefore, a fiduciary of a plan should also consider whether an investment in the notes might constitute or give rise to a prohibited transaction under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA, or Section 4975 of the Code, but may be subject to other legal restrictions.

JPMorgan Chase and its affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the notes are purchased by a plan. In particular, the fiduciary of the plan should consider whether exemptive relief is available under an applicable administrative exemption. In this regard, the U.S. Department of Labor has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. Those class exemptions are:

    PTCE 96-23, for specified transactions determined by in-house asset managers;
    PTCE 95-60, for specified transactions involving insurance company general accounts;
    PTCE 91-38, for specified transactions involving bank collective investment funds;
    PTCE 90-1, for specified transactions involving insurance company separate accounts; and
    PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding that either no portion of the assets, used by such purchaser or holder to acquire or hold the notes constitutes assets of any plan; or
    the purchase and holding of the notes by such purchaser or holder will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under applicable law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any plan consult with their counsel regarding the potential consequences under ERISA and the Code of the acquisition of the notes and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

Purchasers of the notes have the exclusive responsibility for ensuring that their purchase and holding of the notes does not violate the prohibited transaction rules of ERISA or the Code or applicable similar law.

JPMorgan Chase & Co. has filed a registration statement (No. 333-146731) (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for this offering to which this Pricing Supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and the exhibits to and the documents incorporated by reference into the registration statement, as well as any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC, for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost from the SEC's website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling collect 1-212-834-4533.

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